UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                -----------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 20)

                           GREG MANNING AUCTIONS, INC.
                              (Name of the Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of class of securities)

                                    563823103
                                 (CUSIP number)

                             JAVIER VILLASANTE, Esq.
                                 CUATRECASAS LLP
                              110 East 55th Street
                            New York, New York 10022
                                 (212) 784-8800
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                September 8, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

================================================================================

CUSIP No. 563823103 13D            Page 2 of 7

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     AFINSA BIENES TANGIBLES S.A.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF, WC AND OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     SPAIN
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    264,013
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        18,497,386
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           264,013
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    18,497,386
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,761,399
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     71.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO and HC
================================================================================

CUSIP No. 563823103 13D            Page 3 of 7

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     AUCTENTIA, S.L. (formerly known as Auctentia S.A.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF, WC AND OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     SPAIN
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        18,497,386
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    18,497,386
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,497,386
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     70.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
================================================================================

CUSIP No. 563823103 13D            Page 4 of 7

The following constitutes Amendment No. 20 ("Amendment") to the Schedule 13D filed by AFINSA Bienes Tangibles, S.A. ("AFINSA") and Auctentia, S.L. (f/k/a Auctentia, S.A., "Auctentia"), a wholly-owned subsidiary of AFINSA, with the Securities and Exchange Commission (the "Commission") on August 4, 1997, as amended by Amendment No. 1, filed with the Commission on August 20, 1997, Amendment No. 2, filed with the Commission on August 27, 1997, Amendment No. 3, filed with the Commission on February 16, 1999, Amendment No. 4, filed with the Commission on February 25, 1999, Amendment No. 5, filed with the Commission on June 27, 2000, Amendment No. 6, filed with the Commission on October 24, 2000, Amendment No. 7, filed with the Commission on December 1, 2000, Amendment No. 8, filed with the Commission on March 7, 2001, Amendment No. 9, filed with the Commission on April 5, 2001, Amendment No. 10, filed with the Commission on April 17, 2001, Amendment No. 11, filed with the Commission on June 7, 2001, Amendment No. 12, filed with the Commission on June 27, 2001, Amendment No. 13, filed with the Commission on July 18, 2001, Amendment No. 14, filed with the Commission on September 14, 2001, Amendment No. 15, filed with the Commission on October 10, 2001, Amendment No. 16, filed with the Commission on December 12, 2001, Amendment No. 17, filed with the Commission on April 23, 2002, Amendment No. 18, filed with the Commission on June 14, 2002 and Amendment No. 19, filed with the Commission on March 6, 2003 (as amended, the "Schedule 13D"), relating to shares of the Common Stock of Greg Manning Auctions, Inc. (the "Issuer").

This amendment reports the closing of a Share Purchase Agreement, Inventory Agreement and Subscription Agreement, each by and between Auctentia and the Issuer and dated January 23, 2003 (collectively, the "Agreements"). Pursuant to the terms of the Agreements, Auctentia acquired from the Issuer 13,000,000 shares of the Issuer's common stock (the "Shares") on September 8, 2003.

Unless otherwise indicated herein, the information set forth in Schedule 13D remains unchanged. Each capitalized term used but not defined in this Amendment shall have the meaning otherwise assigned to such term in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

      Item 3 is amended to add the following:

Of the 13,000,000 Shares Auctentia acquired from the Issuer pursuant to the Agreements, (i) 3,729,226 Shares were acquired in exchange for Auctentia's entire interest in certain of its European-based operating subsidiaries; (ii) 6,444,318 Shares were acquired in exchange for Auctentia's interest in one of its subsidiaries whose principal assets consist of an inventory of certain philatelic and art assets; and (iii) 2,826,456 Shares were acquired in exchange for the Euro equivalent of U.S.$5 million.

Item 5. Interest in Securities of the Issuer.

      Items 5(a), (b) and (c) are amended as follows:

a) As of the date of this Amendment, (i) AFINSA beneficially owns 18,761,399 shares of the Issuer's common stock, including 264,013 shares held directly and 18,497,386 shares held through its wholly-owned subsidiary, Auctentia; and (ii) Auctentia beneficially owns 18,497,386 shares of the Issuer's common stock, including 126,833 shares purchasable upon the exercise of warrants held by Auctentia. AFINSA and Auctentia each beneficially own approximately 71.7% and 70.7%, respectively, of the Issuer's outstanding common stock, based on the 13,048,522 shares outstanding as of July 31, 2003 (as disclosed in the Issuer's Definitive Proxy Statement on Schedule 14A, filed on August 13, 2003) plus the 13,000,000 common shares purchased by Auctentia on September 8, 2003 and Auctentia's warrants to purchase 126,833 Shares.

(b) AFINSA has the sole power to vote and direct the vote and dispose or direct the disposition of 264,013 shares of the Issuer's common stock. AFINSA and Auctentia have shared power to vote or direct the vote and to dispose or direct the disposition of 18,497,386 of the shares of the Issuer that are the subject of this Schedule 13D.

(c) Other than the 13,000,000 Shares acquired by Auctentia on September 8, 2003, there have been no transactions in shares by Auctentia or Afinsa during the past 60 days. On July 30, 2003, Mr. Esteban Perez, the Chairman of Auctentia and a director of the Issuer, was granted options to acquire 22,500 shares of common stock at an exercise price of $2.80 per share. On July 30, 2003, Mr. Ramon Egurbide, the Managing Director of Auctentia and a consultant of the Issuer was granted options to acquire 22,500 shares of common stock at an exercise price of $2.80 per share, which was the fair market value of the Issuer's common stock on the date of the grants. The options granted to Mr. Perez and Mr. Egurbide vest
(i) 50% on the date of grant, (ii) 25% on the first anniversary of the date of the grant and (iii) 25% on the second anniversary of the date of the grant.

CUSIP No. 563823103 13D            Page 5 of 7

Item 7. Material to be filed as Exhibits.

Exhibit No.         Exhibit Description
-----------         -------------------

    1.            Joint Filing Statement

CUSIP No. 563823103 13D            Page 6 of 7

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2003

                                AFINSA BIENES TANGIBLES S.A.

                                By: /s/ Juan Antonio Cano Cuevas
                                    -------------------------------------
                                    Juan Antonio Cano Cuevas
                                    Chairman and Managing Director


                                AUCTENTIA, S.L.

                                By: /s/ Ramon Egurbide
                                    -------------------------------------
                                    Ramon Egurbide
                                    Managing Director